March 19, 2008

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Mr. Ed Kelly
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Mr. Jeffrey Gordon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Subject:                 WMS Industries Inc.
Form 10-K for the fiscal year ended June 30, 2007
Forms 10-Q for the periods ended September 30, 2007 and
December 31, 2007
File No. 1-8300

Dear Messers Decker, Kelly and Gordon:

On behalf of WMS Industries Inc. (the “Company,” “WMS,” “We,” or “Us”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “SEC Staff” or “Commission”) as set forth in the SEC Staff’s comment letter dated February 28, 2008.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the SEC Staff’s comments. We have set forth below, in italics, the text of the SEC Staff’s comment prior to each response in the same order as presented in the SEC Staff’s letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007

SEC Staff Comment:

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

When applicable, this response letter and attachments include examples of the additional disclosures and other revisions we propose to make in future filings, beginning with our Quarterly Report on Form 10-Q for the three and nine-months ended March 31, 2008 and in our Annual Report on Form 10-K for the year ended June 30, 2008.

SEC Staff Comment:

Financial Statements

Consolidated Statements of Stockholders’ Equity and Comprehensive Income, page F-6.

2.	Please include a column showing the changes in the number of common shares issued, as well as a column showing the changes in the number of shares held as treasury stock.

Response:

Attachment A to this letter provides an illustration of the proposed revisions in our Consolidated Statement of Stockholders’ Equity and Comprehensive Income, which will present a column showing the changes in the number of common shares issued as well as a separate column showing the changes in the number of shares held as treasury stock. The proposed revisions will be made in our future Annual Reports on Form 10-K.

SEC Staff Comment:

3.
Please tell us how you determined that the $8.3 million increase in your common stock as a result of the stock split required an offsetting entry to retained earnings as opposed to additional paid-in capital. Do you conclude that it was necessary to meet legal requirements? If so, please explain.

Response:

As disclosed in Note 1 – Business Overview - “Common Stock Split” on page F-8 of our Form 10-K for the year ended June 30, 2007, on May 7, 2007 the WMS Board of Directors authorized a three-for-two stock split of WMS’ common stock, to be effected in the form of a stock dividend. All stockholders received one additional share for every two shares of WMS Industries Inc. common stock owned as of the close of business on the record date of May 29, 2007. The stock dividend was distributed on June 14, 2007. As a result of the stock split effected in the form of a stock dividend, WMS issued 16.6 million shares at a par value of $0.50 per share.

In accordance with Chapter 7B, paragraph 15 of ARB No. 43, when it is clear that the purpose of the stock split is effecting a reduction in the unit market price of shares of the class issued and, thus, of obtaining wider distribution and improved marketability of the shares, then no transfer from earned surplus to capital surplus or capital stock account is called for other than to the extent occasioned by legal requirements.

WMS is a Delaware Corporation. Delaware General Corporation Law Section 173 “Declaration and payments of dividends” – states the following:

No corporation shall pay dividends except in accordance with this chapter. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. If the dividend is to be paid in shares of the corporation's theretofore unissued capital stock, the board of directors shall, by resolution, direct that there be designated as capital in respect of such shares an amount which is not less than the aggregate par value of par value being declared as a dividend.

The par value of $0.50 per share did not change as a result of the stock split effected as a stock dividend. Therefore we recorded the stock dividend entry as a reduction to retained earnings in the amount of $8.3 million (16,624,363 additional shares issued * $0.50 par value) with a corresponding increase to common stock, in accordance with Chapter 7B, paragraph 10 of ARB No. 43.

SEC Staff Comment:

Consolidated Statements of Cash Flows, page F-7.

4.	Please breakout for each period presented the non-cash expenses line item in the cash provided by operating activities section into smaller components having more descriptive titles. See SFAS 95.

Response:

The non-cash expense line item in cash provided by operating activities consists primarily of share-based compensation ($12.4 million, $12.2 million and $3.9 million for the years ended 2007, 2006 and 2005, respectively) and amortization of intangibles and other assets ($16.9 million, $9.8 million and $10.8 million for the years ended 2007, 2006 and 2005, respectively). The remaining other non cash items are comprised of various individually immaterial non-cash expenses and credits.

 Attachment B to this letter provides an illustration of the proposed revisions which will breakout for each period the share-based compensation expense and amortization of intangibles and other assets non-cash items on our Consolidated Statements of Cash Flows. The proposed revisions will be made in our future Quarterly Reports on Form 10-Q and future Annual Reports on Form 10-K.

SEC Staff Comment:

5.
We note that you have classified advance in royalties in the cash used in investing activities section. Please tell us why you believe this is the appropriate classification, including what consideration was given to SFAS 95. In addition, tell us whether all other royalty payments are classified as investing activities and if so, why?

Response:

As disclosed in Note 2 - Principal Accounting Policies – “Consolidation Policy” in our Form 10-K for the year ended June 30, 2005 and further expanded on in Note 6 – Royalties, Licensed Technologies, Patents and Trademarks in our Form 10-K for the year ended June 30, 2006 and in our response to comments from the SEC Staff in our letter dated March 15, 2006, we reclassified our investment and royalty advances in technology and brand license agreements (“royalties and licensed technologies”) and costs paid to third parties for patents and trademarks from operating activities to investing activities in our Consolidated Statements of Cash Flows at the beginning of fiscal 2005.

Beginning in fiscal 2004 and continuing through fiscal 2005 and 2006, we started acquiring and entering into long-term agreements for technologies, patents, and trademarks. As a result of changes in the nature of our royalties and licensed technologies as well as the increase in the significance of the amounts at that time and expected in the future, we effected this change in cash flow classification beginning July 1, 2004.

Paragraph 17(c) of SFAS 95 indicates that payments to acquire productive assets should be classified as investing activities. We believe our royalty advances are productive assets because the technologies, licenses, patents, and trademarks represent investments essential to the future development of revenue streams over a period of time resulting from the sale of new gaming machines to customers and gaming operations revenue related to participation gaming machines owned by us and placed at customers’ sites on a lease basis. These productive assets are not acquired to be an immediate source of WMS’ revenues, such as raw materials inventory to be converted into finished goods and then sold, or assets to be rented to others for a short period and then sold. Rather, our royalties and licensed technologies are essential in our ability to design and manufacture gaming machines and content that we develop and market primarily through the sale of products or by leasing of participation gaming machines.

    Paragraph 87 of SFAS 95 (Appendix B: Basis for Conclusion) recognizes that the most appropriate classification of items on the statement of cash flows will not always be clear. Further, paragraph 87 indicates that the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item.  After considering the guidance in paragraphs 17(c) and 87 of SFAS 95, as well as practice in our industry, and the changing nature of our investments and advances in royalties and licensed technologies, we believed the most appropriate classification of these expenditures is to report these cash flows as investing activities in our Consolidated Statements of Cash Flows.

Royalty advances relating to licensed technologies, intellectual property licenses and costs paid to third parties for patents and trademarks are reflected as investing activities in the Consolidated Statements of Cash Flows. Cash payments for royalties that are not advances and which result directly from product sales and gaming operations revenues are charged to expense and included in cost of product sales and cost of gaming operations and are reflected in operating activities in the Consolidated Statement of Cash Flows.

SEC Staff Comment:

Note 2 – Principal Accounting Policies, page F-8

General

6.
Please disclose the types of expenses that you include in the cost of product sales, cost of gaming operations, and selling and administrative line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in the cost of product sales and cost of gaming operations line items. If you currently exclude a portion of these costs from your cost of product sales or cost of gaming operations line items, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling and administrative expenses.

Response:

The types of expenses included in the cost of product sales, cost of gaming operations and selling and administrative line items will be disclosed in our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K as follows:

Cost of Product Sales, Cost of Gaming Operations and Selling and Administrative Expenses

Cost of product sales consists primarily of raw materials, labor and overhead. These components of Cost of Product Sales also include licensing and royalty charges, inbound and outbound freight charges, purchasing and receiving costs, inspection costs, and internal transfer costs.

Cost of gaming operations consists primarily of licensing and royalty charges, wide-area progressive jackpot expenses, telephone costs, gaming operations taxes and fees and spare parts.

Selling and administrative expenses consist primarily of sales, marketing, distribution, installation and corporate support functions such as administration, information technology, legal, regulatory compliance, human resources and finance. The costs of distribution for the years ended June 30, 2007 and 2006 amounted to approximately $17.8 million and $15.8 million, respectively.

As we previously indicated in our response to the SEC Staff in our letter dated March 15, 2006, our costs of distribution are included in selling and administrative expenses. We believe this is appropriate because our distribution personnel develop and maintain important customer relationships while also performing routine maintenance on our leased gaming machines. The customer interactive activities of our distribution personnel often lead to sales of replacement parts, game theme conversions or general maintenance on gaming machines owned by our customers. Therefore, we concluded the costs of our distribution department should be included as a component of selling and administrative expenses.

In our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, we will disclose that the distribution costs are included in selling and administrative expenses and the amount of such for each period presented as shown above.  In addition, we will disclose in our MD&A in future quarterly reports on Form 10-Q and annual reports on Form 10-K:

Our gross margins may not be comparable to those of other entities as we include the costs of distribution in selling and administrative expenses.

SEC Staff Comment:

Share-Based Compensation, page F-15

7.
We note that you used an average expected volatility rate of 39%, 37% and 36% for the three years ended June 30, 2007 and that you used an average expected volatility rate of 35% in December 2007. Please provide us with your calculations and methodology that support these volatility rates for each period presented.

Response:

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. We use software licensed from a third-party to compute the fair value of stock options granted.

The expected volatility rate has been calculated based on weekly closing prices of WMS common shares from July 1, 2003 to the date of grant. Based on the guidance in SFAS 123R, we estimated expected volatility based on the historical realized volatility combined with other factors as described below.

 SFAS 123(R) indicates that historical realized volatility should be measured over a period commensurate with the expected term of an employee stock option. However, we calculate the historical volatility beginning July 1, 2003 since the Company’s business operations from that date forward would be more representative of future expectations of the stock price, as we were beginning to introduce our new operating system, new gaming cabinet and new game themes and began to re-emerge as the “new” WMS. During 2001, we experienced software anomalies in the operating system software that drove our gaming machines, and certain of these anomalies permitted fraudulent manipulation of our gaming machines. As a result of these anomalies and the publicity concerning them, we experienced delays in receiving approvals for new games for a period of time pending completion of regulatory review of upgrades to our operating system software. In fiscal 2003, we stabilized our existing operating system software and began to receive approvals for new games. We also met key milestones on our technology improvement plan, which consisted of developing a new operating system and circuit board called CPU-NXT. In fiscal 2004, we received all requisite regulatory approvals allowing us to sell new gaming machines using our new CPU-NXT operating system in the new Bluebird cabinet and expanded our product offerings and game theme content, which enabled us to increase product sales, participation game installations and profitability.

We believe it is reasonable to conclude that the software anomalies detailed above may have affected the historical realized volatility of WMS common stock during periods prior to July 1, 2003.  Following the guidance in SFAS 123R and SAB Topic 14.D.1, Question 2, we excluded the period of historical volatility data prior to July 1, 2003 as we believe that such period may not be relevant in evaluating expected volatility and because we believe the weekly historical stock price of WMS common stock since that date is more representative of future expectations of the stock price.

The expected volatility disclosure in Note 1 to our Consolidated Financial Statements represents the weighted average of each grant for each respective fiscal year. We have provided the weekly closing stock prices and volatility percentages in Attachment C. The volatility percentages as calculated by the third party software model produce the same result as achieved using the functionality within Excel.

In our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, we will expand our disclosure in Note 1 to our Consolidated Financial Statements to include the following:

The expected volatility rate has been calculated based on weekly closing prices of WMS common shares from July 1, 2003. In accordance with the guidance in SFAS 123R, we estimate expected volatility based on the historical realized volatility giving consideration to how future experience might reasonably be expected to differ from historical experience. We calculate the historical volatility beginning July 1, 2003, as we believe our stock price volatility prior to that date would be expected to differ significantly from subsequent stock price volatility as, prior to July 1, 2003, we focused on resolving issues in our legacy operating system software, whereas after that date we began introducing our new operating system, new game cabinet and new game themes, and re-emerging as the business we are today.

SEC Staff Comment:

Note 5 – Inventories, page F-18

8.	Please separately disclose the amounts of inventory classified as raw materials and work-in-process. See Rule 5-02(6)(a) of Regulation S-X.

Response:

Our business practice is to “drain” the production lines at the end of each quarter and particularly at fiscal year-end with a goal to eliminate work-in-process inventory. The actual amount of work-in-process inventory at June 30, 2007 and 2006 was less than $100,000 and, as such, was deemed immaterial for disclosure. If the work-in-process amount becomes material to the total inventory amount in the future, we will disclose such amount as a separate line item in our inventory footnote in our Quarterly Report on Form 10-Q and Annual Report on Form 10-K.

SEC Staff Comment:

Note 13 – Commitments, Contingencies and Indemnifications, page F-27

9.
Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response:

As disclosed in Item 2. Properties on page 26 of our Annual Report on Form 10-K for the year ended June 30, 2007, we own our primary facilities: a manufacturing and corporate office in Waukegan, IL, our technology campus in Chicago, IL and a manufacturing and distribution facility in the Netherlands. We lease space in warehouses and other facilities in various locations worldwide. However, our total rent expense is less than 1% of our total cost and expenses in our Consolidated Income Statements and, as such, is not a material cost of our operations.

Our lease agreements do not include capital improvement funding and only one lease has lease concessions. Certain of our lease agreements do include step rent provisions and escalation clauses. We did not disclose step rent provisions and escalation clauses as they are not material to rent expense or rental commitments. Scheduled rent increases and lease concessions in non-cancelable lease agreements, which are not significant, are included in our calculations of minimum lease payments and we recognize rent expense on a straight-line basis over the minimum lease term in accordance with SFAS 13 and FTB 88-1. In our future Annual Reports on Form 10-K, we will disclose the following:

We include stated scheduled rent increases in calculating future minimum lease payments under non-cancellable operating leases and the minimum lease payments are recognized as rent expense on a straight-line basis over the minimum lease term.

SEC Staff Comment:

10.	Please include the disclosures required by paragraphs 16(c) and (d) of SFAS 13 regarding operating leases, as applicable.

Response:

Paragraphs 16(c) and (d) of SFAS 13 require disclosure of certain information with respect to operating leases, including rental expense for each period for which an income statement is presented (with separate amounts for minimum rentals, contingent rentals, and sublease rentals) and a general description of the leasing arrangements including the basis on which contingent rental payments are determined, the existence and terms of renewal or purchase options and escalation clauses, and restrictions imposed by lease agreements, if any. Rent expense for each period for which an income statement is presented is disclosed in Note 13 on page F- 27 to our Consolidated Financial Statements. Our lease arrangements generally do not include minimum or contingent rentals, and we sublease only one portion of one facility which is not material. We do not have any material restrictions imposed by lease agreements. As stated in our response to question 9, as total lease expense is not material to our total cost of operations, the additional disclosures about renewal terms and escalation clauses are not significant and are therefore not disclosed.

We do have a purchase option on one of our leased properties in Nevada.  In our future Annual Reports on Form 10-K, we will add the following disclosure:

We have an option to purchase the facility that we rent in Las Vegas, NV which, if we elected to exercise, would occur between May and November of 2010 and in May 2012.

SEC Staff Comment:

11.	Please disclose the extent of your self-insurance in each area that you are self-insured. Please disclose the amounts at which your stop-loss coverage begins in each area.

Response:

We are self-insured for the full liability for those claims where we do not purchase stop-loss coverage insurance, and up to the amount of the stop-loss coverage for those claims where we do purchase such insurance. We are self-insured for various levels of workers’ compensation up to $0.1 million, directors and officers’ liability up to $0.3 million, electronic errors and omissions liability up to $1.0 million, automobile collision insurance up to $0.1 million, as well as employee medical, dental, prescription drug, and disability coverage for individual claims in excess of $0.2 million per year. Accrued insurance claims and reserves include estimated settlements for known claims, and estimates of claims incurred but not reported. Given the low amount of the stop-loss limits described above, we believe the risk of claims that could be material to our consolidated financial statements is limited and that the current disclosure in our filings is adequate.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2007

SEC Staff Comment:

General

12.	Please address the above comments in your interim filings as well.

Response:

When applicable, our responses above address the SEC Staffs’ comments and their impact on our interim filings. For illustrative purposes, we have also enclosed in Attachment B the statements of cash flows from the Form 10-Q for the six-month period ended December 31, 2007, as revised to show how we will disclose the share-based compensation and amortization of intangibles and other assets as separate line items for non-cash items.

SEC Staff Comment:

Financial Statements

Note 4 – Business Acquisition, page 7

13.
Regarding your acquisition of 100% of the outstanding stock of SiP, we note that $4.5 million of the $4.7 million total consideration resulted from extinguishing a receivable owed by a customer who was a former majority shareholder of SiP. Please address the following:

•	Tell us how delinquent this receivable was as of the acquisition date;
•
Provide us with your analysis in which you determined the collectability of the receivable, including the amount of any reserves, as of June 30, 2007. In doing so, please also tell us whether SiP had indicated to you prior to the acquisition that they may have trouble repaying the receivable when due and how you took that into consideration;

•	Tell us how you determined SiP was worth $4.7 million including what about SiP gives it that value.
•	Provide us support as to why $4.5 million related to this acquisition was recorded as goodwill. In this regard, tell us how you determined that there were little or no identifiable assets acquired.

Response:

We did not reserve for this receivable at June 30, 2007 for the reasons stated below. Payments had been received throughout the existence of the receivable, although the obligation had been restructured during its existence and we had worked closely with our customer to ensure collections. Based on the payment history as discussed below, our relationship with this customer, and considering the status of the negotiations described below, coupled with the fact that we completed the acquisition in July 2007 before we closed the books for the period ended June 30, 2007, we concluded that an allowance for potential uncollectibility of this note receivable was not necessary at June 30, 2007.

The receivable arose as trade accounts receivable from product sales to our Russian customer and was as high as $15.9 million in early fiscal 2005. The customer continued to purchase product and continued to make payments through November 2005 to reduce the balance to $11.8 million when, due to changes in the gaming regulatory environment in Russia, we restructured the trade accounts receivable to a long-term promissory note bearing interest at 8% per annum. Payments continued through December 2006 when the note balance had been reduced to $7.0 million. It was at this time, with the continuing overhang of gaming regulatory uncertainty in Russia and with no certain end in sight, that our customer proposed an exchange of ownership of its 95% owned subsidiary, Systems in Progress (SiP), coupled with cash payments to settle the remaining notes receivable. By June 30, 2007 the customer had paid an additional $1.7 million, and subsequently paid $0.3 million in July 2007 and $0.5 million plus interest in November 2007.

WMS was familiar with the SiP business from trade shows, and we agreed to pursue this acquisition. SiP develops and sells gaming related systems, including linked progressive systems and slot accounting systems applicable for smaller international casino operators. WMS did not have these capabilities prior to the acquisition of SiP, but they are a natural extension of our slot machine business and would enable us to provide international customers with a more complete product line. We also anticipated that we could integrate SiP’s technology with the slot machines being sold by our recently acquired, Netherlands-based Orion Gaming subsidiary and we successfully demonstrated this integration at the International Casino Exhibition Show held in London in January 2008.

During the months leading up to the acquisition in July 2007, WMS representatives and advisors completed technical, operational, legal and financial due diligence on SiP. In connection with our due diligence efforts, we estimated the fair value of SiP based on a multiple of historical financial results, in normal business circumstances, as well as projected results. As a result, we estimated SiP would be worth at least $4.7 million, which includes a payment of cash and WMS common stock aggregating approximately $0.2 million to the two minority shareholders of SiP.

We expected that our revenues and profitability would increase as a result of the SIP acquisition. For the approximate six month period from the acquisition date through December 31, 2007, SiP has generated $2.0 million of revenue, whereas our expectation was that SiP would only generate $1.5 million of revenue for the entire fiscal year ended June 30, 2008, and the profits have also exceeded our expectations.

Subsequent to completing the acquisition, we engaged a valuation consultant to opine on the value of SiP. We have received a preliminary valuation from this firm that shows the value of SiP exceeds the $4.7 million purchase price. The allocation of the purchase price in our Form 10-Q’s for the September and December 2007 quarterly periods represents a preliminary allocation and we expect that the final purchase price allocation will not have a material impact on our consolidated financial statements. We have recorded $0.1 million in the September and December 2007 quarters as an estimate of the amortization expense related to acquired identifiable intangibles assets.  We expect to receive the final opinion from the valuation consultant in the coming months, at which time we will perform a final analysis of the identifiable intangible assets and goodwill and reflect the final purchase price allocation in our annual report on Form 10-K for the year ended June 30, 2008. In addition, we will disclose the nature and amount of the adjustments that are made to the initial allocation of the purchase price related to this transaction.

Conclusion

As requested in your letter, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	SEC Staff Comments or changes to disclosure in response to SEC Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert SEC Staff Comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790), or John McNicholas Jr. (direct telephone 847-785-3182, direct fax number 847-785-3782).

Sincerely,

Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and
Treasurer

John P. McNicholas, Jr.
Vice President,
Controller and
Chief Accounting Officer